Exhibit 99.1

Guardforce AI Announces Share Repurchase Program

NEW YORK, February 20, 2026 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing Agentic AI smart solutions in automation, robotics, and secured logistics, today announced that its Board of Directors has approved a Share Repurchase Program with authorization to purchase up to $5 million of the Company’s outstanding ordinary shares.

This Program, effective immediately and in effect for up to one year from today, reflects the Company’s belief that its current market valuation does not fully reflect its intrinsic value, including the strength of its legacy secured logistics business and the long-term potential of its AI business.

The Program is intended to utilize disciplined capital allocation to help enhance this long-term value.

“This share repurchase authorization reflects our confidence in the Company’s fundamentals,” said Guardforce AI Chairwoman and CEO Lei Wang. “We are building our future on a foundation of real revenue, operational discipline, and a clear roadmap for our AI Agent platform.”

“At current market levels, we believe our shares represent compelling long-term value. This Program allows us to act opportunistically while continuing to invest in growth.”

Repurchases under the Program may be made from time to time in open market transactions, in privately negotiated transactions, through block trades, or through other legally permissible means. The timing and actual number of shares repurchased will depend on a variety of factors, including share price, market conditions, regulatory requirements, and other factors.

The program does not obligate the Company to repurchase any specific number of shares and may be modified, suspended, or discontinued at any time.

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq: GFAI, GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), Guardforce AI delivers next generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President

Office: (646) 893-5835
Email: guardforceai@skylineccg.com